SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 14)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                         Platinum Energy Resources, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)


                                    727659104
         --------------------------------------------------------------
                                 (CUSIP Number)


                               Jeffrey A. Legault
                        Cadwalader, Wickersham & Taft LLP
                           One World Financial Center
                               New York, NY 10281
                                 (212) 504-6721
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 8, 2009
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 727659104
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1       NAME OF REPORTING PERSON
        Syd Ghermezian

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) [_]  (b) [X]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        AF

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        [_]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Canada

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                        7       SOLE VOTING POWER
                                None
      NUMBER OF
                        --------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               12,342,240
       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 None
        PERSON
                        --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                12,342,240
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,342,240

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [_]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.7%

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN

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

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                               CUSIP No. 727659104
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1       NAME OF REPORTING PERSON
        Pacific International Group Holdings LLC

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) [_]  (b) [X]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        WC

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        [_]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada

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                        7       SOLE VOTING POWER
                                 12,342,240
      NUMBER OF
                        --------------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               None
       OWNED BY
                        --------------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 12,342,240
        PERSON
                        --------------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                None
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,342,240

--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [_]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          41.7%

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14        TYPE OF REPORTING PERSON (See Instructions)
          OO

--------------------------------------------------------------------------------

            This Amendment No. 14 is filed by Pacific International Group Holdings LLC ("Pacific") and Syd Ghermezian (collectively, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D (the "Statement") originally filed with the Securities and Exchange Commission on September 12, 2007 by Braesridge Energy LLC ("BEL") and Barry Kostiner, and amended by Amendment No. 1 on October 18, 2007, Amendment No. 2 on October 24, 2007, Amendment No. 3 on October 26, 2007, Amendment No. 4 on October 30, 2007, Amendment No. 5 on November 27, 2007, Amendment No. 6 on November 30, 2007, Amendment No. 7 on December 6, 2007 and Amendment No. 8 on December 12, 2007, each filed by BEL and Mr. Kostiner; Amendment No. 9 on February 15, 2008 and Amendment No. 10 on March 5, 2008, each filed by BEL and Mr. Ghermezian; Amendment No. 11 on June 26, 2008 and Amendment No. 12 on November 24, 2008, each filed by BEL, Regent Venture V LLC ("Regent") and Mr. Ghermezian; and Amendment No. 13 on June 1, 2009, filed by Pacific, BEL, Regent and Mr. Ghermezian, with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Platinum Energy Resources, Inc., a Delaware corporation (the "Issuer"). BEL and Regent are no longer required to file this Statement. From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

            Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

            The Reporting Persons have entered into a Joint Filing Agreement, dated June 8, 2009 (the "Joint Filing Agreement"), a copy of which is filed herewith as Exhibit 99.2 to the Statement, and which is incorporated herein by reference thereto.

            Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

            ITEM 1.  SECURITY AND ISSUER

            Response unchanged.

            ITEM 2.  IDENTITY AND BACKGROUND

            Response unchanged.

            ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On June 8, 2009, Pacific purchased 1,630,000 shares of Common Stock in a private secondary market sale exempt from registration at $0.50 per share for an aggregate purchase price of $815,000.00. The source of funds for the payment by Pacific for such Common Stock was Pacific's working capital.

            ITEM 4.  PURPOSE OF TRANSACTION

            Response unchanged.

            ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            Pacific may be deemed to be the direct beneficial owner with sole voting and dispositive power of 6,797,940 shares of Common Stock and Warrants to purchase an additional 5,544,300 shares of Common Stock, representing in the aggregate 41.7% of the outstanding Common Stock as of May 15, 2009.

            The ultimate economic interest in Pacific is held by certain members of the Ghermezian family through their direct or indirect ownership of various entities that own Pacific. Mr. Ghermezian is the Manager of Pacific. As such, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of the shares of Common Stock and Warrants that Pacific may be deemed to directly beneficially own. Therefore, Mr. Ghermezian may be deemed to be the indirect beneficial owner with shared voting and dispositive power of 6,797,940 shares of Common Stock and Warrants to purchase an additional 5,544,300 shares of Common Stock, representing in the aggregate 41.7% of the outstanding Common Stock as of May 15, 2009.

            The calculation of the foregoing percentages is made on the basis of there being 24,068,675 shares of Common Stock outstanding as of May 15, 2009, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Where a Reporting Person may be deemed to be the beneficial owner of Warrants to purchase additional shares of Common Stock, the number of such shares are deemed to be outstanding for the purpose of computing the percentage of Common Stock held by such Reporting Person, as required by Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

            The following purchase of Common Stock of the Issuer was effected on June 8, 2009 by Pacific through a private secondary market sale exempt from registration:

    # Shares Purchased                 Date                      Price
    ------------------                 ----                      -----

         1,630,000                    6/8/09                     $0.50

            ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The Reporting Persons entered into the Joint Filing Agreement. A copy of the Joint Filing Agreement is filed herewith as Exhibit 99.2 and is incorporated by reference thereto.

            ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 99.2: Joint Filing Agreement, dated as of June 8, 2009, between Pacific International Group Holdings LLC and Syd Ghermezian.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      June 8, 2009

                                       /s/ Syd Ghermezian
                                       -----------------------------------------
                                       Syd Ghermezian

                                       PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

                                       By: /s/ Syd Ghermezian
                                           -------------------------------------
                                           Name:  Syd Ghermezian
                                           Title:  Manager
















[Signature Page - Amendment No. 14 to Schedule 13D]